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                    [CANWEST GLOBAL COMMUNICATIONS CORP LOGO]

                                  NEWS RELEASE

For Immediate Release
October 28, 2004

                CANWEST AMENDS ITS PREVIOUSLY ANNOUNCED EXCHANGE
                  OFFER FOR HOLLINGER PARTICIPATION TRUST NOTES

           Agreement reached with more than two thirds of Noteholders


Winnipeg: CanWest Media Inc. ("CanWest") today announced amendments to certain terms of its affiliate's pending exchange offer and consent solicitation in respect of any and all outstanding 12 1/8% Senior Notes due 2010 ("Trust Notes") issued by Hollinger Participation Trust. CanWest also announced that holders of substantially more than 66 2/3% in aggregate principal amount of the Trust Notes have agreed in writing to tender their Trust Notes in the exchange offer as amended.

Today's amendments to the exchange offer will increase the amount, shorten the maturity and extend the first redemption date of the 8% Senior Subordinated Notes (the "New Notes") that are being offered in exchange for the Trust Notes, and will extend the early tender payment deadline for the exchange offer.

In the exchange offer as amended, holders of Trust Notes are being offered US$1,240 principal amount of New Notes for each US$1,000 principal amount of Trust Notes validly tendered and accepted for exchange. US$30 principal amount of the New Notes offered for each US$1,000 principal amount of Trust Notes exchanged constitutes an early tender payment that will only be paid with respect to Trust Notes validly tendered prior to the new early tender payment deadline, which has been extended to 5:00 p.m., New York City Time, on November 5, 2004 (subject to extension). No additional payment will be made in respect of any accrued and unpaid interest on the Trust Notes accepted for exchange.

The new maturity date for the New Notes will be September 15, 2012 and the optional redemption feature applicable to the New Notes will be altered so that the New Notes will not be redeemable until September 15, 2011, at which time the redemption price will be equal to the principal amount thereof plus accrued and unpaid interest to the redemption date.

In addition to the changes described above, the exchange offer is being amended to revise the asset sale covenant contained in the New Notes, to provide for the grant by tendering Trust Note holders of a power of attorney to implement the proposed amendments and instructions they are consenting to in the exchange offer and to add to those proposed amendments and instructions a revision to the transfer restrictions applicable to the Trust Notes.

All other terms of the exchange offer, including the interest rate that the New Notes will bear, remain unchanged and are described in the Offering Memorandum. In particular, no change is being made to the originally announced withdrawal deadline (5:00 p.m., New York City time, on November 5, 2004) or expiration date (5:00 p.m., New York City time, on November 15, 2004) for the exchange offer.
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The offering of the New Notes in the exchange offer is only made, and copies of the exchange offer documents will only be made available to, holders of Trust Notes that have certified certain matters including their status as "qualified institutional buyers" or non "U.S. persons", as such terms are defined in accordance with Rule 144A and Regulation S under the U.S. Securities Act, and, if resident in Canada, as to certain matters confirming their eligibility to acquire New Notes in accordance with an exemption from the registration and prospectus requirements of applicable Canadian provincial or territorial securities laws. Requests for documentation, including the supplemental documentation relating to the amendment described in this press release, should be directed to Global Bondholder Services Corporation, at 866-470-3900 or 212-430-3774.

The New Notes have not been, and will not be, registered under the U.S. Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The New Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Therefore, any transfer or resale of the New Notes in Canada, or to, from or for the account of any person resident in Canada, will be subject to restrictions under applicable Canadian provincial or territorial securities laws.

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The exchange offer is being made only pursuant to an offering memorandum and consent solicitation statement and a related letter of transmittal and consent, and only to such persons and in such jurisdictions as is permitted under applicable law.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For further information, contact:

Geoffrey Elliot                             or          John Maguire
Vice President, Corporate Affairs                       Chief Financial Officer
Ph:  (204) 956-2025                                     Ph:  (204) 956-2025
Fax:  (204) 947-9841                                    Fax:  (204) 947-9841


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